
Office of the Secretary of State

CERTIFICATE OF FILING
OF

AZOTTO TECHNOLOGY LLC
File Number: 804985591

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Formation for the above named Domestic Limited Liability Company (LLC) has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

The issuance of this certificate does not authorize the use of a name in this state in violation of the rights of another under the federal Trademark Act of 1946, the Texas trademark law, the Assumed Business or Professional Name Act, or the common law.

Dated: 03/24/2023

Effective: 03/24/2023



Jane Nelson
Secretary of State

Come visit us on the internet at https://www.sos.texas.gov/

Phone: (512) 463-5555
Prepared by: Stacey Ybarra

Fax: (512) 463-5709
TID: 10306

Dial: 7-1-1 for Relay Services
Document: 1232029790002

Secretary of State P.O. Box 13697 Austin, TX 78711-3697 FAX: 512/463-5709 Filing Fee: $300	 **Certificate of Formation** **Limited Liability Company**	**Filed in the Office of the** **Secretary of State of Texas** **Filing #: 804985591 03/24/2023** **Document #: 1232029790002** **Image Generated Electronically** **for Web Filing**

Article 1 - Entity Name and Type

The filing entity being formed is a limited liability company. The name of the entity is:

<u>**AZOTTO TECHNOLOGY LLC**</u>

Article 2 – Registered Agent and Registered Office

☐ A. The initial registered agent is an organization (cannot be company named above) by the name of:

OR

☑ B. The initial registered agent is an individual resident of the state whose name is set forth below:

Name:
TURAJ   BELGAMEH

C. The business address of the registered agent and the registered office address is:

Street Address:
3400 14TH ST   PLANO TX 75074

Consent of Registered Agent

☐ A. A copy of the consent of registered agent is attached.

OR

☑ B. The consent of the registered agent is maintained by the entity.

Article 3 - Governing Authority

☐ A. The limited liability company is to be managed by managers.

OR

☑ B. The limited liability company will not have managers. Management of the company is reserved to the members.
The names and addresses of the governing persons are set forth below:

Managing Member 1: **TURAJ BELGAMEH**	Title: **Managing Member**
Address: **3400 14TH ST PLANO TX, USA 75074**	
Managing Member 2: **KEYAN BELGAMEH**	Title: **Managing Member**
Address: **3400 14TH ST PLANO TX, USA 75074**	
Managing Member 3: **IRAJ BELGAMEH**	Title: **Managing Member**
Address: **3400 14TH ST PLANO TX, USA 75074**	

Article 4 - Purpose

The purpose for which the company is organized is for the transaction of any and all lawful business for which limited liability companies may be organized under the Texas Business Organizations Code.

Supplemental Provisions / Information

[The attached addendum, if any, is incorporated herein by reference.]

Initial Mailing Address

Address to be used by the Comptroller of Public Accounts for purposes of sending tax information.

The initial mailing address of the filing entity is:

3400 14TH ST
PLANO, TX 75074
USA

Organizer

The name and address of the organizer are set forth below.

SAEED DAEMI, CPA   1400 PRESTON RD, SUITE 475, PLANO, TX 75093

Effectiveness of Filing

☑A. This document becomes effective when the document is filed by the secretary of state.

OR

☐B. This document becomes effective at a later date, which is not more than ninety (90) days from the date of its signing. The delayed effective date is:

Execution

The undersigned affirms that the person designated as registered agent has consented to the appointment. The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

SAEED DAEMI, CPA

Signature of Organizer

FILING OFFICE COPY